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                             December 21, 2023

       Oz Adler
       Chief Executive Officer and Chief Financial Officer
       SciSparc Ltd.
       20 Raul Wallenberg St
       Tower A, 2nd Floor
       Tel Aviv 6971916
       Israel

                                                        Re: SciSparc Ltd.
                                                            Form 20-F
                                                            For the Year Ended
December 31, 2022
                                                            File No 001-38041

       Dear Oz Adler:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Consolidated Financial Statements

       Notes to Consolidated Financial Statements
       Note 2:- Significant Accounting Policy, page F-13

   1. Please provide a revenue recognition accounting policy that will be included in your future periodic
filings. We may have further comment.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486 with any questions.
 Oz Adler
SciSparc Ltd.
December 21, 2023
Page 2


FirstName LastNameOz Adler   Sincerely,
Comapany NameSciSparc Ltd.
                             Division of Corporation Finance
December 21, 2023 Page 2     Office of Life Sciences
FirstName LastName